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                             May 2, 2024

       Granger Whitelaw
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K and Form
10-K/A for the Fiscal Year Ended December 31, 2022
                                                            File No. 333-231286

       Dear Granger Whitelaw:

              We have reviewed your response to our prior comment letters and your amended Form
       10-K and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 of Form 10-K for the Year Ended December 31, 2022

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please have your independent registered public accounting firm revise their report to include explanatory
language regarding the restatement. Refer to paragraph 18(e) of
                                                        PCAOB Auditing
Standards AS 3101 and paragraphs 9-10 and 16-17 of AS 2820.
              Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
       you have questions regarding comments on the financial statements and related matters.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Scott Kline